Via Facsimile and U.S. Mail
Mail Stop 6010

February 20, 2007

Howard Becker
Chief Executive Officer
CepTor Corporation
462 Seventh Avenue, Suite 1200
New York, New York 10018

Re: CepTor Corporation
Item 4.01 Form 8-K
Filed February 7, 2007
File No. 001-32717

Dear Mr. Becker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01

1.   Please revise the third paragraph of your filing to specify the "subsequent interim periods" as the "interim period through February 1, 2007".

2.   Please amend the fourth paragraph to state whether the principal accountant's report on the financial statements for either of the past two years contained an

adverse opinion or disclaimer of opinion. Your current disclosure only covers the most recent report and only addresses the uncertainty concerning the substantial doubt as to the Company's ability to continue as a going concern.

3. Please clarify whether you have concluded that your debt obligations should have been presented as current liabilities in your June 30, 2006 balance sheet and whether you intend on restating any prior periods. Please note that Item 4.02 of Form 8-K *Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review*, requires a registrant to file an Item 4.02 Form 8-K if and when its board of directors, a committee of the board of directors, or the officer or officers of the registrant authorized to take such action if board action is not required, concludes that any previously issued financial statements, covering one or more years or interim periods, should no longer be relied upon because of an error in such financial statements as addressed in APB 20 (which has since been superseded by SFAS 154 *Accounting Changes and Error Corrections*).

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

* * * *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3649.

Sincerely,

Vanessa Robertson
Staff Accountant